SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    ________

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November, 2004

                                  Serono S.A.
                  --------------------------------------------
                              (Registrant's Name)

                            15 bis, Chemin des Mines
                                Case Postale 54
                                CH-1211 Geneva 20
                                  Switzerland
                    ----------------------------------------
                    (Address of Principal Executive Offices)

                                    1-15096
                  --------------------------------------------
                              (Commission File No.)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F  X   Form 40-F
               ---            ---
     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).) ______

     (Indicate by check mark if the registrant is submitting the Form 6-K in
paper as permitted by Regulation S-T Rule 101 (b)(7).)   ______

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes       No  X
         ---      ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______)


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Serono                                                        Nautilus
                                                               Biotech


Media Release

FOR IMMEDIATE RELEASE
---------------------


                          SERONO AND NAUTILUS BIOTECH
              SIGN WORLDWIDE AGREEMENT TO DEVELOP AND COMMERCIALIZE
                        A NEXT-GENERATION GROWTH HORMONE


GENEVA, SWITZERLAND AND PARIS, FRANCE - NOVEMBER 15, 2004 -
Serono (virt-x: SEO and NYSE: SRA) and protein evolution company Nautilus Biotech (Private) announced today that they have signed an agreement under which Serono and Nautilus will work together to develop the next-generation of human growth hormone, with improved biological, pharmacological and clinical profiles. This improved version of human growth hormone would allow less frequent injections of this therapeutic protein which is currently administered daily.

Under the terms of the agreement, Serono will receive an exclusive license to develop the next-generation human growth hormone and an exclusive option to license exclusive worldwide rights to develop, manufacture, and commercialize improved variants of the protein generated by Nautilus's rational evolution technology, a process mimicking natural evolution. In return, Nautilus will receive an initial fee and potential milestone payments related to development progress, regulatory submissions and approvals. If a new version of growth hormone is successfully developed and registered worldwide, and Serono exercises its option right, the aggregate amount of these payments could reach Euro 19 million. Nautilus will also receive undisclosed royalties on sales of the improved protein.

"Serono has a long-term commitment to people with endocrine and metabolic disorders requiring growth hormone treatment", said Tim Wells, Senior Executive VP Research of Serono. "We believe that the rational evolution technology of Nautilus represents a promising approach to generate growth hormone variants with great potential to deliver improved patient care."

"Serono has an impressive track record in the development and marketing of protein therapeutics," said Manuel Vega CEO of Nautilus Biotech. " We are confident that in Serono we have found a strong and committed partner to fully exploit the power of our protein improvement technology and to develop this new product as a competitive improvement to currently marketed alternatives. This agreement with Serono, a world leader in protein pharmaceuticals, validates our strategy and business model in the area of biopharmaceuticals".


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                                      #####
Serono forward-looking statements

Some of the statements in this press release are forward looking. Such statements are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements of Serono S.A. and affiliates to be materially different from those expected or anticipated in the forward-looking statements. Forward-looking statements are based on Serono's current expectations and assumptions, which may be affected by a number of factors, including those discussed in this press release and more fully described in Serono's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 25, 2004. These factors include any failure or delay in Serono's ability to develop new products, any failure to receive anticipated regulatory approvals, any problems in commercializing current products as a result of competition or other factors, our ability to obtain reimbursement coverage for our products, and government regulations limiting our ability to sell our products. Serono has no responsibility to update the forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this press release.

                                      #####
ABOUT SERONO
Serono is a global biotechnology leader. The Company has eight biotechnology products, Rebif(R), Gonal-F(R), Luveris(R), Ovidrel(R)/Ovitrelle(R), Serostim(R), Saizen(R), Zorbtive(TM) and Raptiva(R) . In addition to being the world leader in reproductive health, Serono has strong market positions in neurology, metabolism and growth and has recently entered the psoriasis area. The Company's research programs are focused on growing these businesses and on establishing new therapeutic areas. Currently, there are approximately 30 ongoing development projects.

In 2003, Serono achieved worldwide revenues of US$2,018.6 million, and a net income of US$390.0 million, making it the third largest biotech company in the world. Its products are sold in over 90 countries. Bearer shares of Serono S.A., the holding company, are traded on the virt-x (SEO) and its American Depositary Shares are traded on the New York Stock Exchange (SRA).

ABOUT NAUTILUS BIOTECH
Nautilus is focused on improving and developing next generation protein pharmaceuticals. Using its proprietary and unique technologies, Nautilus has generated a pipeline of improved therapeutic protein molecules with single amino acid substitutions; and has IP claims on 20 improved cytokines. Long lasting interferon alpha and interferon beta, presently in preclinical development, are Nautilus' lead molecules. Nautilus Biotech is a privately owned, VC backed company, founded in late 1999. More about Nautilus: www.nautilusbiotech.com
                                                         -----------------------

FOR MORE INFORMATION, PLEASE CONTACT:

SERONO IN GENEVA, SWITZERLAND:

CORPORATE MEDIA RELATIONS:     CORPORATE INVESTOR RELATIONS:
Tel: +41 22 739 36 00          Tel: +41 22 739 36 01
Fax: +41 22 739 30 85          Fax: +41 22 739 30 22
http://www.serono.com          Reuters: SEO.VX / SRA.N
---------------------          Bloomberg: SEO VX / SRA  US

SERONO, INC., ROCKLAND, MA:

MEDIA RELATIONS, USA:       INVESTOR RELATIONS, USA:
Tel: +1 781 681 2486        Tel: +1 781 681 2552
Fax: +1 781 681 2935        Fax: +1 781 681 2912
http://www.seronousa.com
------------------------

NAUTILUS BIOTECH:

Jon Watts, VP Business Development                   Manuel Vega, CEO
jwatts@nautilusbiotech.com                           mvega@nautilusbiotech.com
--------------------------                           -------------------------
Tel: +44.1488.670.130                                Tel: +33. (0) 1.60.87.54.60


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   SERONO S.A.
                                   a Swiss corporation
                                   (Registrant)



November 15, 2004                  By:    /s/ Francois Naef
                                          --------------------
                                   Name:  Francois Naef
                                   Title: Secretary


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